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                     June 12, 2024

       Kevin M. Fennell
       Executive Vice President and Chief Financial Officer
       Broadstone Net Lease, Inc.
       207 High Point Dr., Suite 300
       Victor, NY 14564

                                                        Re: Broadstone Net
Lease, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            File No. 001-39529

       Dear Kevin M. Fennell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction